UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended December 31, 2025

Worthy Wealth Realty, Inc.

(Exact name of issuer as specified in its charter)

Georgia	99-2029747
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11175 Cicero Drive, Suite 100 Suite 100 Alpharetta, GA	30022
(Full mailing address of principal executive offices)	(Zip Code)

(678) 646-6791

(Issuer’s telephone number, including area code)

Worthy Wealth Housing Bonds

(Title of each class of securities issued pursuant to Regulation A)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should thoroughly read this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

We are a newly formed company and to date our activities have involved the organization of our Company. We are a wholly owned subsidiary of Worthy Wealth, Inc. (“WWI”) which utilizes a fintech platform and mobile app (the “Worthy Wealth App”) that allows its users to digitally purchase “Worthy Wealth Housing Bonds.” Purchases can be made in several ways including by rounding up the users’ debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Wealth Housing Bonds from the Company. WWI also owns its proprietary website allowing direct purchases of Worthy Wealth Housing Bonds (collectively the “Worthy Fintech Platform”).

We are an early-stage company with limited operating history. Our business model is centered primarily around making investments in tenant in common ownership, mortgage loans, or other direct ownership interests in undeveloped properties acquired by infrastructure developers and properties acquired by other housing developers. Said tenant in common ownership interests and other direct ownership interests provide the Company with an actual ownership interest in the real property underlying the projects in which the Company so invests. Any mortgage loan would be secured by a first mortgage on the underlying real property, and said loans would be in an amount not greater than 70% of the independently assessed property value. The investments will be in projects in high growth, high demand, suburban markets located in the Southeast United States, including Florida, North Carolina, South Carolina, Georgia, Alabama, and Tennessee. The Company has been in discussions with several developers that are seeking investments in their various projects.

Until such time as the Company has raised sufficient proceeds in the Regulation A Offering (“Offering”) to make an initial investment, any funds raised will be invested in publicly traded government securities, and any interest and principal payment obligations with respect to the Company’s securities issued in the Offering would be satisfied through the proceeds of such investments, as well as, to the extents necessary, contributions to the Company’s capital by the Company’s “Parent” corporation WWI. The Company does not intend to “commence operations,” in the sense of actively investing, until such time as it has raised sufficient proceeds in the Offering to make initial investments, which, depending on the circumstances, could be as low as $250,000, based on preliminary discussions that have taken place with developers. The Company will be operational in the interim (i.e. prior to its initial investment) to manage the funds raised, as stated above, and to actively seek investment opportunities as additional funds are raised in the Offering. Once funds for an initial investment have been raised in the Offering, the Company will liquidate the necessary amount of governmental securities to fund said investment.

We will not be paying back any of the funds advanced to us by WWI and therefore there is no interest rate or maturity associated with such advances. WWI is not obligated to provide advances to us and there are no assurances that we will be successful in raising proceeds in the offering. If we do not raise sufficient funds in the offering or if our “Parent” declines to make advances to us, we will not be able to implement our business plan, or may have to cease operations altogether.

1

Our “Parent” company, WWI, was formed as a Georgia corporation on July 11, 2023.

On March 4, 2024, the Company was formed as a Georgia corporation and issued 100 shares of its $0.001 per share par value common stock in exchange for $5,000 to WWI. WWI is the sole shareholder of the Company’s common stock.

Worthy Wealth Senior Living, Inc., a Georgia corporation (“WWSL”) and wholly owned subsidiary of the “Parent” company WWI was incorporated under the laws of the State of Georgia on December 3, 2024. Its business model is centered primarily around making investments in existing, yet underperforming, senior living facilities. It is anticipated that WWSL will partner in such investments with one or more owner operators of senior living facilities in newly acquired senior living facilities, with the goal of utilizing investment funds to improve said facilities, both operationally and through capex expenditures

Worthy Wealth Media, Inc., a Georgia corporation (“WWMedia”) and wholly owned subsidiary of the “Parent” company was founded on October 16, 2025. This early-stage company will primarily finance independent motion pictures and other media secured by distribution agreements, distribution accounts receivable, and completion bonds.

Operations – Management Services Agreement with Worthy Wealth Management, Inc.

On February 8, 2025, we entered into the Management Services Agreement with WWMI. WWMI was established in February 7, 2024, as part of the internal reorganization of the operations of our “Parent”, WWI. This operational restructure was undertaken as a cost-sharing effort to more efficiently utilize personnel throughout the Worthy group of companies. As a result, our executive officers and the other personnel which provide services to us are all employed by WWMI.

Under the terms of the Management Services Agreement, WWMI agreed to provide to the Company certain management services, personnel and office facilities, including all equipment and supplies that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, as well as other common expenses of the Worthy group of companies, subject to such written direction provided by the Company to WWMI.

Pursuant to the Management Services Agreement, the Company agreed to reimburse WWMI for the costs incurred by WWMI in paying for the staff and office expenses for the Company as well as other common expenses of the Worthy group of companies under the Management Services Agreement. There is no interest rate or maturity associated with the obligations to reimburse WWMI under the Management Services Agreement. The reimbursement amounts payable to WWMI by the Company will accrue until the Company can make reimbursement payments to WWMI.

The reimbursement amount under the Management Services Agreement, will be equal to the costs incurred by WWMI in paying for the staff and office expenses under the Management Services Agreement for the Company and will consist of both a to-be-determined portion of the annual salaries and employee benefits of our executive officers and the other personnel employed by WWMI based upon the amount of time they devote to us, as well as a pro-rata allocation of office expenses. We have not yet determined the amount of this monthly reimbursement amount as it will be based on the costs incurred by WWMI in paying for the staff and office expenses for the Company under the Management Services Agreement and as WWMI has not yet determined salary payment amounts or the benefits it’ll provide to our executive officers and the other personnel employed by WWMI.

2

There will be no fees under the Management Services Agreement.

The initial term of the Management Services Agreement will end in February 2027, unless automatically renewed for successive one year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

For additional information please see the Management Services Agreement, which is an exhibit to this annual report.

As of December 31, 2025, the Company has not entered into any binding agreements with any infrastructure or housing developer. We anticipate that (i) at least 95% of our assets will consist of such investments, in the form of either tenant in common agreements or mortgage loans, and (ii) up to 5% of our assets will be allocated for working capital and for general corporate purposes, including the reimbursement amounts due under the Management Services Agreement with WWMI. WWMI was established in February 7, 2024, as part of the internal reorganization of the operations of our “Parent”, WWI. This operational restructure was undertaken as a cost-sharing effort to more efficiently utilize personnel throughout the Worthy group of companies. As a result, our executive officers and the other personnel which provide services to us are all employed by WWMI.

Worthy Fintech Platform

WWI has “white label” licensed from Worthy Financial, Inc. (“WFI”), certain technology, which WWI, under the terms of the license, has utilized to create the Worthy Wealth App and the Worthy Wealth Website that facilitate the purchase of Worthy Wealth Housing Bonds and provide information on accounts of the Worthy Wealth Housing Bond investors. We refer to these as the “Worthy Fintech Platform.” These solutions have been expanded to offer the same and improved technology solutions to purchasers of our bonds.

The Company has licensed the rights to use the Worthy Fintech Platform from WWI pursuant to the terms of a Technology License Fee Agreement between the parties, dated July 11, 2025 (the “License Agreement”). Pursuant to the terms of the License Agreement we have the right to use the Worthy Fintech Platform in connection with the sale and management of “SEC Qualified bonds” (i.e. Worthy Wealth Housing Bonds). The license fee is $10.00 per registered user per year, payable by us to WWI. The term of the License Agreement is two years, with automatic one year renewals unless terminated by us or WWI on thirty days prior written notice. It is anticipated that any such technology license fees will be payable from operating revenue and not from proceeds of the offering.

The Worthy Wealth Website and Worthy Wealth App are operated by Worthy Wealth Management, Inc. (with the assistance of a WFI subsidiary pursuant to the terms of the license between WWI and WFI), and will solely include offerings by WWI, and its subsidiaries, including the Company.

The Worthy Fintech Platform contains links to separate offerings by the WWI and its wholly owned subsidiaries, including the Company, which link(s) clearly distinguish between each such offering then available. If during the offering period under the Offering Statement, at any time the Company is conducting a concurrent Regulation 506(c) offering, potential investors will have the ability, through the Worthy Fintech Platform, to view the terms of, and investor qualification requirements for, each such offering.

Worthy Wealth App

The Worthy Wealth App is designed to support the target market for our bonds which we believe is approximately 74 million millennials, who spend more than $600 billion a year. The Worthy Wealth App seeks to provide an easy way for our target market to micro invest including monetizing their debit card purchases, checking account linked credit card purchases and other checking account transactions by “rounding up” each purchase to the next higher dollar until the “round up” reaches $10.00 at which time the user can purchase a $10.00 Worthy Wealth Housing Bond. The Worthy Wealth App is available via the web at www.worthywealth.com or for Apple iPhone users from the Apple Store and for Android phone users from Google Play.

3

Organizational Structure

The following reflects the current organization structure of WWI:

The Worthy Wealth Housing Bonds

●	are priced at $10.00 each;
●	represent a full and unconditional obligation of our Company;
●	have a 60-month term;
●	bear interest at 9% APY for the first 36 months, and thereafter at 10% APY;
●	in no event with the foregoing interest rates payable on Worthy Wealth Housing Bonds reduce below 9% APY (or 10% APY after 36 months);
●	any changes to interest rates payable will be effected through the filing of a post qualification amendment or supplement, as applicable, to the Worthy Wealth Realty Form 1-A;
●	interest shall be payable quarterly, in arrears;
●	are subject to repayment at the demand of the holder, subject to liquidity, no sooner than 36 months from the date that the purchase funds have cleared, upon 90 days prior written notice from holder;
●	are subject to redemption by us at any time;
●	are not payment dependent on any underlying real estate investments;
●	are transferable; and
●	are unsecured.

4

Marketing

Our bonds will be primarily marketed through the Website, on-line information sources, social networks, institutional (Colleges and universities, charities, trade associations and employers) and other marketing partner sources of introduction and referral. Any such marketing operations, as well as customer service operations related to bonds sales, will be based out of our principal office in Alpharetta, GA.

Employees

We do not have any full-time employees. We are dependent upon the services provided under the Management Services Agreement with WWMI for our operations.

Legal Proceedings

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

Executive Offices

Our principal office is located in Alpharetta, Georgia. It is anticipated that WWMI will make future payments under the principal office lease, as well as potentially providing other office space to us, in each case under the terms of the Management Services Agreement described above. As described therein, we will reimburse WWMI a to-be-determined portion of the total office expenses associated with office space. This amount has not been determined as of the date of this annual report.

Competition

We compete with other companies that lend to the real estate developer industry and developers of multi-unit housing projects. These companies include other developer lenders. We seek to, but may not be able to effectively compete with such competitors.

No Public Market

Although under Regulation A the Worthy Wealth Housing Bonds are not restricted, Worthy Wealth Housing Bonds are still highly illiquid securities. No public market has developed nor is expected to develop for Worthy Wealth Housing Bonds, and we do not intend to list Worthy Wealth Housing Bonds on a national securities exchange or interdealer quotational system. You should be prepared to hold your Worthy Wealth Housing Bonds as Worthy Wealth Housing Bonds are expected to be highly illiquid investments.

5

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the six months ended December 31, 2025, the Company had generated a gross loss of $11,970 and had limited operating history. The Company generated net losses of approximately $120,000 and had cash used in operations of approximately $103,000 for the six months ended December 31, 2025. The net losses incurred have resulted in an accumulated deficit of approximately $183,000 at December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2024, the Company began to incur operating expenses, however, the Company had filed a Form 1-A Regulation A Offering Statement which allows the Company to raise funds. We expect to generate income from the difference between (a) the interest rates we earn on our investments with infrastructure and other housing developers, and (b) the interest we will pay to the holders of Worthy Wealth Housing Bonds. We also expect to use up to 5% of the proceeds from sales of Worthy Wealth Housing Bonds to provide working capital and general corporate purposes for our Company until such time as our revenues are sufficient to pay our operating expenses.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the JOBS Act, which permits us to elect not to be subject to certain disclosure and other requirements that otherwise would have been applicable to us had we not been an “emerging growth company.” These provisions include:

●	reduced disclosure about our executive compensation arrangements;
●	no non-binding advisory votes on executive compensation or golden parachute arrangements; and
●	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time as we are no longer an “emerging growth company.” We will qualify as an “emerging growth company” until the earliest of:

●	the last day of our fiscal year following the fifth anniversary of the date of completion of the offering;
●	the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;
●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or
●	the last day of the fiscal year in which we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

Under this definition, we will be an “emerging growth company” upon completion of the offering and could remain an “emerging growth company” until as late as February 28, 2028.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

6

Results of Operations

Six Months Ended December 31, 2025

Interest expense on bonds

Interest expense on bonds for the six months ended December 31, 2025 was $11,970, an increase of $11,970 from the six months ended December 31, 2024. The increase was the direct result of the increased amount of bonds outstanding during the six months ended December 31, 2025 as compared to the six months ended December 31, 2024.

Operating Expenses

Operating expenses consist of general and administrative expenses of $107,769 and $41,053 for the six months ended December 31, 2025, and December 31, 2024. General and administrative expenses increased $66,716, at December 31, 2025, as compared to the six months ended December 31, 2024. The increases are due to the Company implementing its business plan in fiscal year 2025.

We are unable at this time to quantify any expected increases in our operating expenses. Until such time as we begin generating significant revenues, we expect to continue to report net losses.

Liquidity and capital resources

For the six months ended December 31, 2025, and year ended June 30, 2025, we had total shareholders’ deficit of approximately $96,000 and $24,000; cash on hand of approximately $254,000 and $2,000; and total liabilities exceeded total assets by approximately $96,000 and $24,000, respectively.

We do not have any external sources of capital.

Our shareholders’ deficit and accumulated deficit are the result of initial and early-stage operating losses and sales of bonds (a liability) at a more rapid pace than the proceeds from the sale of bonds could be effectively invested in income generating loans. The combination of interest payable on the bonds and operating expenses initially generate working capital deficit.

We do not have any commitments for capital expenditures.

Summary of cash flows

	Six Months Ended December 31, 2025	Six Months Ended December 31, 2024
Net cash (used) in provided by operating activities	$(102,757)	$(21,473)
Net cash (used) in provided by investing activities	$(549,008)	$-
Net cash (used) in provided by financing activities	$903,406	$-

For the six months ended December 31, 2025, net cash used in operating activities was $102,757, this starts with the net loss of $120,352, offset primarily by $11,970 of accrued interest and $5,990 accounts payable add back. Net cash used in investing activities in the six months ended December 31, 2025, represents the purchase of investment securities. Net cash provided by financing activities in the six months ended December 31, 2025, consists primarily of proceeds from bonds.

7

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 3 to our financial statements appearing elsewhere in this semiannual report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the financial statements include, but are not limited to, estimates of the valuation allowance on the deferred tax asset.

Allocation of expenses Incurred by Related Party on Behalf of the Company

Costs incurred by our related party will be allocated to the Company for the purposes of preparing the financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Contingent Liabilities

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of the six months ended December 31, 2025, and December 31, 2024.

Income Taxes

Worthy Wealth Housing Bonds will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. Investor’s tax situations will likely vary greatly, and all tax and accounting questions should be directed towards a certified public accountant.

As of December 31, 2025, we had no federal and state income tax expense.

Item 2. Other Information.

None.

8

Item 3. Financial Statements.

Worthy Wealth Realty, Inc.

F-1

Worthy Wealth Realty, Inc.

Balance Sheets

	As of
	December 31, 2025	June 30, 2025
ASSETS

Assets
Cash	$253,859	$2,218
Investments	550,426	15
TOTAL ASSETS	$804,285	$2,233

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Liabilities
Bond liabilites	$804,120	$-
Accounts payable	31,859	25,869
Accrued interest	11,970	-
Due to related party	52,759	-
Total Liabilities	900,708	25,869

Commitments and Contingencies (Note7)

Shareholders’ Deficit
Common stock, par value $0.001, 100 shares authorized, and 100 shares issued and outstanding	-	-
Additional paid-in capital	85,796	39,269
Accumulated other comprehensive income	1,038	-
Accumulated deficit	(183,257)	(62,905)
Total Shareholders’ Deficit	(96,423)	(23,636)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$804,285	$2,233

The accompanying notes are an integral part of these financial statements.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

F-2

Worthy Wealth Realty, Inc.

Statements of Operations and Comprehensive Income

	Six months ended December 31, 2025	Six months ended December 31, 2024

Operating Revenue	$-	$-

Cost of Revenue
Interest expense on bonds	11,970	-

Total cost of revenue	11,970

Gross loss	(11,970)	-

Operating Expenses
General and administrative expenses	107,769	41,053

Total operating expenses	107,769	41,053

Other Income (Expense)
Interest and dividends on investments	60	-
Unrealized losses on investments, net	(673)	-

Total other income (expense)	(613)	(41,053)

Net loss	$(120,352)	$(41,053)

Other comprehensive income:
Unrealized gain on available for sale debt securities	1,038	$-
Comprehensive loss	$(119,314)	$(41,053)

Net loss per common share - basic and diluted	$(1,203.52)	$(410.53)
Weighted average number of shares outstanding - basic and diluted	100	100

The accompanying notes are an integral part of these financial statements.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

F-3

Worthy Wealth Realty, Inc.

Statements of Changes in Shareholders’ Deficit

For the Six Months Ended December 31, 2025 and Year Ended June 30, 2025

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total

Balance at June 30, 2024	100	$-	$5,000	$-	$31,530	$36,530

Capital contributions from “Parent” company	-	-	34,269		-	34,269

Net loss	-	-	-		(94,435)	(94,435)

Balance at June 30, 2025	100	$-	$39,269	$-	$(62,905)	$(23,636)

Unrealized loss on available for sale debt securities	-	-	-	1,038	-	1,038

Capital contributions from “Parent” company	-	-	46,527	-	-	46,527

Net loss	-	-	-	-	(120,352)	(120,352)

Balance at December 31, 2025	100	$-	$85,796	$1,038	$(183,257)	$(96,423)

The accompanying notes are an integral part of these financial statements.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

F-4

Worthy Wealth Realty, Inc.

Statements of Cash Flows

	Six months ended December 31, 2025	Six months ended December 31, 2024

Cash flows from operating activities:
Net loss	$(120,352)	$(41,053)
Adjustments to reconcile net loss to cash provided by operating activities:
Unrealized losses on marketable securities	(1,038)	-
Realized losses on marketable securities	673	-
Changes in working capital items:
Accrued interest	11,970	-
Accounts payable	5,990	19,580

Cash used in operating activities	(102,757)	(21,473)

Cash flows from investing activities:
Purchase of investments	(549,008)	-

Net cash used in investing activities	(549,008)	-

Cash flows from financing activities:
Proceeds from bonds	804,120	-
Due to related party	52,759	-
Capital contributions from “Parent” company	46,527	-

Cash provided by financing activities	903,406	-

Net change in cash	251,641	(21,473)

Cash at beginning of period	2,218	48,717

Cash at end of period	$253,859	$27,244

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

F-5

WORTHY WEALTH REALTY, INC.

Notes to Unaudited Financial Statements

Six months ended December 31, 2025

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Wealth Realty, Inc., a Georgia corporation, (the “Company,” “WWR”, “we,” or “us”) was founded in March of 2024. This early-stage company will primarily make real estate loans secured by mortgages or acquire equity interests in residential related real estate. We will offer our Worthy Wealth Housing Bonds in $10.00 increments on a continuous basis directly through the Worthy Wealth Website via computer or the Worthy Wealth App, to fund our loans.

We are a wholly owned subsidiary of Worthy Wealth, Inc. (“WWI”), which has acquired the rights to a mobile app (the “Worthy Wealth App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Wealth Housing Bonds. The “users” may also use additional funds to purchase Worthy Wealth Housing Bonds. WWI will own or have rights to the technology on the Website. This technology is defined as the “Worthy Technology Platform.”

The Company’s year-end is June 30th.

NOTE 2. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the six months ended December 31, 2025, the Company had generated a gross loss of $11,970 and had limited operating history. The Company generated net losses of approximately $120,000 and had cash used in operations of approximately $103,000 for the six months ended December 31, 2025. The net losses incurred have resulted in an accumulated deficit of approximately $183,000 at December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2024, the Company began to incur operating expenses, however, the Company had filed a Form 1-A Regulation A Offering Statement which allows the Company to raise funds. We expect to generate income from the difference between (a) the interest rates we earn on our investments with infrastructure and other housing developers, and (b) the interest we will pay to the holders of Worthy Wealth Housing Bonds. We also expect to use up to 5% of the proceeds from sales of Worthy Wealth Housing Bonds to provide working capital and general corporate purposes for our Company until such time as our revenues are sufficient to pay our operating expenses.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the financial statements include, but are not limited to, estimates of the valuation allowance on the deferred tax asset.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

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Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and accounts payable. The carrying amount of these financial instruments approximate fair value due to the short-term nature of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair value measurements at the end of the reporting period using

	December 31, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements

Available for sale debt securities
Treasury Bills	$500,426	$500,426	$-	$-
Mutual Funds	50,000	50,000	-	-

Total available for sale securities	550,426	550,426	-	-

Total recurring fair value measurements	$550,426	$550,426	$-	$-

Revenue Recognition

We will recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We will generate revenue primarily through interest earned.

We also generated revenue through interest and dividends on investments and realized and unrealized gains on investments, which will all be included in other income (expense) in the statement of operations and other comprehensive income.

Allocation of expenses Incurred by Related Party on Behalf of the Company

Costs incurred by our related party will be allocated to the Company for the purposes of preparing the financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

F-7

Management believes that the statements of operations and other comprehensive income include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results, or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net, income (loss) by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity on December 31, 2025, and year ended June 30, 2025.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its financial statements.

Segment reporting policy

In November 2023, the FASB issued Accounting Standards Update 2023-07 – Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures. The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 for the six months ended December 31, 2025, and year ended June 30, 2025.

The Company’s Chief Executive Officer serves as the Chief Operating Decision Maker (“CODM”) and evaluates the financial performance of the business and makes resource allocation decisions on a consolidated basis. As a result, the Company operates as a single reportable segment under ASC 280, Segment Reporting, defined by the CODM as Secured Lending. The Company’s operations include making loans and collecting interest, all of which are managed centrally.

The CODM assesses financial performance based on revenue, operating profit, and key operating expenses.

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NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments on its consolidated balance sheets which consist of securities held at fair value or at original cost basis. Fair value includes gross unrealized gains, gross unrealized losses, accrued interest, and amortized cost. The Company typically invests in a portfolio of private market real estate investments with the primary objective to earn diversified risk-adjusted returns while the corporate bonds, certificates of deposit, asset backed securities, and U.S. treasury securities are intended to mitigate risk and minimize potential risk of principal loss. The Company’s investment policy aims to limit the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments.

The following is a summary of the investments as of December 31, 2025:

	Cost	Unrealized Gain (Loss)	Accumulated impairment	Fair Value	Percentage of Total
Available for Sale - Debt Securities
Treasury Bills	499,388	1,038	-	500,426	90.89%
Mutual Funds	50,000	-	-	50,000	9.11%

Total Investments	$549,388	$1,038	$-	$550,426	100.00%

NOTE 6. BOND LIABILITIES

In September of 2025 our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months of up to $75,000,000, $10.00, 9% Bonds for the first 36 months, and thereafter at 10% APY.

During the six months ended December 31, 2025, and year ended June 30, 2025, the Company sold Worthy Housing Bonds. The Bonds accrue interest at 9% for the first 36 months and 10% thereafter, and the Company may redeem the bonds at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has $11,970 and $0 of accrued interest related to these outstanding bonds at December 31, 2025 and year ended June 30, 2025, respectively. The Bond liabilities balance at December 31, 2025 and year ended June 30, 2025 were $804,120 and $0, respectively. The interest expense on bond liabilities during the six months ended December 31, 2025 and year ended June 30, 2025 were $11,970 and $0.

A summary of the Company’s bond liabilities activity for the six months ended December 31, 2025, is as follows:

Outstanding at June 30, 2025	$-

Bond issuances	$804,120
Bond redemptions	$-

Outstanding at December 31, 2025	$804,120
Interest expense on bonds	$11,970

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NOTE 7. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

NOTE 8. EQUITY

On March 4, 2024, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $5,000 to WWI. WWI is the sole shareholder of the Company’s common stock. WWI made capital contributions of $80,796.

NOTE 9. RELATED PARTIES

The Company has received capital contributions from its parent company, as described in Note 7. As of December 31, 2025, amounts due to related party totaled $52,759. This balance includes $25,000 representing investor funds payable; $22,311 due to Worthy Wealth Management, Inc., and $5,448 due to the parent company, Worthy Wealth, Inc.

NOTE 10. CONCENTRATIONS

Concentration of Credit Risk - The Company is subject to potential concentrations of credit risk in its cash and investments accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at six months ended December 31, 2025, and 2024. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At December 31, 2025, the aggregate balances were in excess of the FDIC and SIPC insurance limits by $3,860 and $50,425, respectively and therefore pose some risk since they are not collateralized. The Company has not experienced any losses on its cash and cash equivalents and investments in relation to FDIC and SIPC insurance limits.

NOTE 11. SUBSEQUENT EVENTS

The Company has evaluated these financial statements for subsequent events through March 24, 2026, the date these financial statements were available to be issued. Management is not aware of any events that have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in the financial statements.

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Item 4. EXHIBITS

Index to Exhibits

Number	Exhibit Description

2.1*	Articles of Incorporation
2.2*	Bylaws
3.1*	Form of Worthy Wealth Housing Bond
4.1*	Form of Investor Agreement
4.3*	Form of Auto-Invest Program
6.1*	Management Services Agreement
6.2	Technology License Agreement

* Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Alpharetta, Georgia, on March 24, 2026.

Worthy Wealth Realty, Inc.

March 24, 2026	By:	/s/ Sally Outlaw
Sally Outlaw, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this report has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Sally Outlaw	Chief Executive Officer, President and Director	March 24, 2026
Sally Outlaw

/s/ Alan Jacobs	Treasurer (Chief Financial Officer), Secretary and Director	March 24, 2026
Alan Jacobs

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